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Exhibit (a)(5)

FORM OF
PROMISE TO GRANT STOCK OPTION(S)

TO:

    In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Polycom, Inc. ("Polycom"), Polycom hereby promises to grant you a stock option or options, as applicable, covering [            ] shares of Polycom's common stock on [December 26, 2001, or, if Polycom extends the exchange offer, a date which is at least six months and a day following the cancellation date of the Old Options] (the "New Option(s)"). The exercise price of each New Option will be the closing price of Polycom's common stock as listed on the Nasdaq National Market on [December 26, 2001, or, if Polycom extends the exchange offer, a date which is at least six months and a day following the cancellation date of the Old Options], except as otherwise set forth in the Exchange Offer Documents (as defined below). Except as otherwise set forth in the Exchange Offer Documents, each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with Polycom or your continuing to serve as a consultant to Polycom or becoming an employee of Polycom, as described below. Each New Option will otherwise be subject to the standard terms and conditions under the Polycom, Inc. 1996 Stock Incentive Plan, as amended, including the Rules of the Polycom, Inc. 1996 Stock Incentive Plan Inland Revenue Approved Rules for UK Employees, the Additional Terms and Conditions for Employees Resident of France and the Addendum to the Polycom, Inc. 1996 Stock Incentive Plan for residents of The Netherlands, and as may be further amended from time to time, and applicable form of stock option agreement.

    Prior to the grant of New Options on [December 26, 2001, or, if Polycom extends the exchange offer, a date which is at least six months and a day following the cancellation date of the Old Options], it is possible that Polycom might effect or enter into a merger or other similar transaction whereby Polycom would be acquired by another company. This promise to grant stock options (this "Promise") is a binding commitment that Polycom's successors must honor and, accordingly, in the event of any such merger transaction, the acquirer would be obligated to grant you a stock option on [December 26, 2001, or, if Polycom extends the exchange offer, a date which is at least six months and a day following the cancellation date of the Old Options]. Such a stock option could be for the purchase of the acquirer's stock (as opposed to Polycom's), with an exercise price equal to the fair market value of such acquirer's stock on the date of grant, and would be unaffected by the acquirer's treatment of Polycom's existing stock option plans.

    In order to receive the New Option(s), you must continue to be employed by Polycom (or one of its subsidiaries) or serve as a consultant to, or become an eligible employee of Polycom (or one of its subsidiaries), or a successor of Polycom, as of [December 26, 2001, or, if Polycom extends the exchange offer, a date which is at least six months and a day following the cancellation date of the Old Options]. This Promise does not constitute a guarantee of employment with Polycom for any period. Unless otherwise expressly provided in your employment agreement or the applicable laws of a non-U.S. jurisdiction, your employment with Polycom will remain "at-will" and can be terminated by you or Polycom at any time, with or without cause or notice. If your employment with Polycom terminates before [December 26, 2001, or, if Polycom extends the exchange offer, a date which is at least six months and a day following the cancellation date of the Old Options], for any reason, including but not limited to your voluntary resignation, a reduction in force, or as the result of a merger or acquisition of Polycom by another company, you will lose all rights pursuant to this Promise to receive New Options.

    This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange; (ii) the memorandum from Robert C. Hagerty dated May 21, 2001; (iii) the Election Form previously completed and submitted by you to Polycom; and (iv) the Notice to Withdraw from the Offer (the "Exchange Offer Documents"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Polycom with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Polycom.

POLYCOM, INC.

By:	Date:	, 2001

Name:	Title:

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  Exhibit (a)(5)
FORM OF PROMISE TO GRANT STOCK OPTION(S)